SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-102]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 14)*

Leap Wireless International, Inc.

(Name of Issuer)

Common Stock, Par Value $.0001 Per Share

(Title of Class of Securities)

521863308

(CUSIP Number)

Doron Lipshitz, Esq. O’Melveny & Myers LLP 7 Times Square New York, New York 10036 (212) 326-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 12 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 521863308	13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS IIA LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,415,428
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,415,428
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,415,428
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 521863308	13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,755,806
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,755,806
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,755,806
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 521863308	13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,382,129
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,382,129
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,382,129
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 521863308	13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,382,129
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,382,129
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,382,129
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 521863308	13D	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS MHR FUND MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,533,869
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,533,869
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,533,869
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 521863308	13D	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS MARK H. RACHESKY, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,597,762
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,597,762
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,597,762
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.97%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN; HC

Page 8 of 12 Pages

This statement on Schedule 13D (this “Statement”) further amends and supplements, as Amendment No. 14, the Schedule 13D filed on August 26, 2004 (the “Original Schedule 13D”), which was amended and restated on December 19, 2007 by Amendment No. 1 to the Original Schedule 13D (“Amendment No. 1”), on December 20, 2007 by Amendment No. 2 to the Original 13D (“Amendment No. 2”), on December 21, 2007 by Amendment No. 3 to the Original Schedule 13D (“Amendment No. 3”), on December 24, 2007 by Amendment No. 4 to the Original 13D (“Amendment No. 4”), on January 31, 2008 by Amendment No. 5 to the Original 13D (“Amendment No. 5”), on June 1, 2009 by Amendment No. 6 to the Original 13D (“Amendment No. 6”), on June 4, 2009 by Amendment No. 7 to the Original Schedule 13D (“Amendment No. 7”), on September 4, 2009 by Amendment No. 8 to the Original Schedule 13D (“Amendment No. 8”), on September 16, 2010 by Amendment No. 9 to the Original Schedule 13D (“Amendment No. 9”), on August 9, 2011 by Amendment No. 10 to the Original Schedule 13D (“Amendment No. 10”), on August 11, 2011 by Amendment No. 11 to the Original Schedule 13D (“Amendment No. 11”), on August 12, 2011 by Amendment No. 12 to the Original Schedule 13D (“Amendment No. 12”) and on August 17, 2011 by Amendment No. 13 to the Original Schedule 13D (“Amendment No. 13” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11 and Amendment No. 12, the “Schedule 13D”) and relates to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Leap Wireless International, Inc. (the “Issuer”). Defined terms used in this Statement but not defined herein shall have the respective meanings given to such terms in Amendment No. 13.

Page 9 of 12 Pages

Item 3.	Source and Amount of Funds or Other Consideration

The source of funds for the purchase reported in this Statement by Institutional Partners III was the working capital of Institutional Partners III.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

All of the shares of Common Stock reported herein as having been acquired for the accounts of the Reporting Persons were acquired for investment purposes only.

Neither the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in response to Item 2 hereof, has any plans or proposals that relate to or would result in the occurrence of any of the transactions described in subparagraphs (b) through (j) of Item 4 of Schedule 13D. In particular, the Reporting Persons have no plans or proposals to acquire control of the Issuer.

Notwithstanding the foregoing, Dr. Rachesky was elected as a member of the Board of Directors of the Issuer, effective August 19, 2004. In his capacity as a Director of the Issuer, Dr. Rachesky may have influence over the corporate activities of the Issuer and may, with or without the Reporting Persons or the persons identified in Item 2 hereof, from time to time develop and/or discuss plans or proposals that relate to or would result in the occurrence of any transaction or event described in subparagraphs (b) through (j) of Item 4 of Schedule 13D.

(a) Depending upon a variety of factors, including, without limitation, the price levels of shares of Common Stock, the financial condition, results of operations and prospects of the Issuer, conditions in the wireless industry and securities markets, general economic and industry conditions, general investment and trading policies of the Reporting Persons, other investment opportunities available to the Reporting Persons, and other factors that they may deem relevant to their investment decision, the Reporting Persons may from time to time acquire, or cause to be acquired, additional securities of the Issuer or dispose, or cause to be disposed, such securities, in open market transactions, privately negotiated transactions, transactions in which the Issuer raises, through private or public offerings, additional capital through a combination of additional debt and/or equity financing or otherwise.

The Reporting Persons reserve the right, from time to time, to formulate other purposes, plans or proposals that relate to or would result in the occurrence of any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. In connection therewith, the Reporting Persons intend to evaluate the Issuer and review its holdings of shares of Common Stock on a continuing basis and reserve the right to, consistent with its obligations under the federal securities laws and other limitations, and depending on various factors including, without limitation, the price levels of shares of Common Stock, the financial condition, results of operations and prospects of the Issuer, conditions in the wireless industry and securities markets, general economic and industry conditions, general investment and trading policies of the Reporting Persons, other investment opportunities available to the Reporting Persons, and other factors that they may deem relevant to their investment decision, and may in the future take such actions with respect to their investment in Issuer as they deem appropriate. Such actions that the Reporting Persons may take include, without limitation: (a) increasing or decreasing their position in the Issuer through, among other things, the purchase or sale of shares of Common Stock in open market or private transactions for cash or for other consideration; (b) seeking to acquire or influence control of the Issuer, the means of which may include additional representation on the board of the Issuer; (c) engaging in short selling of or any hedging or similar transaction with respect to shares of Common Stock; (d) undertaking an extraordinary corporate transaction such as a tender offer or exchange offer for some or all of the shares of Common Stock or a merger, consolidation, other business combination or reorganization involving Issuer; or (e) taking any other action similar to those listed above. The information set forth in this Item 4 is subject to change at any time, and there can be no assurances that any of the Reporting Persons will or will not take any of the actions described above.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The percentages set forth in this Statement are calculated based on information contained in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2011, which disclosed that there were 78,696,465 shares of Common Stock outstanding as of July 29, 2011.

(a) (i) Master Account may be deemed the beneficial owner of 353,420 shares of Common Stock held for its own account (approximately 0.4% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(ii) Capital Partners (100) may be deemed the beneficial owner of 42,514 shares of Common Stock held for its own account (approximately 0.1% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(iii) Advisors may be deemed the beneficial owner of 395,934 shares of Common Stock (approximately 0.5% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 353,420 shares of Common Stock held for the account of Master Account and (B) 42,514 shares of Common Stock held for the account of Capital Partners (100).

Page 10 of 12 Pages

(iv) Institutional Partners II may be deemed the beneficial owner of 3,340,378 shares of Common Stock held for its own account (approximately 4.2% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(v) Institutional Partners IIA may be deemed the beneficial owner of 8,415,428 shares of Common Stock held for its own account (approximately 10.7% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(vi) Institutional Advisors II may be deemed the beneficial owner of 11,755,806 shares of Common Stock (approximately 14.9% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 3,340,378 shares of Common Stock held for the account of Institutional Partners II and (B) 8,415,428 shares of Common Stock held for the account of Institutional Partners IIA.

(vii) Institutional Partners III may be deemed the beneficial owner of 11,382,129 shares of Common Stock held for its own account (approximately 14.5% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(viii) Institutional Advisors III may be deemed the beneficial owner of 11,382,129 shares of Common Stock (approximately 14.5% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of 11,382,129 shares of Common Stock held for the account of Institutional Partners III.

(ix) Fund Management may be deemed the beneficial owner of 23,533,869 shares of Common Stock (approximately 29.9% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the shares of Common Stock otherwise described in this Item 5(a) by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III.

(x) Dr. Rachesky may be deemed the beneficial owner of 23,597,762 shares of Common Stock (approximately 29.97% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) all of the shares of Common Stock otherwise described in this Item 5(a) by virtue of Dr. Rachesky’s position as the managing member of each of Fund Management, Advisors, Institutional Advisors II and Institutional Advisors III, (B) 23,693 shares of restricted stock and (C) 40,200 shares of Common Stock that can be obtained upon the exercise of certain non-qualified stock options.

(b) (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 353,420 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above and (y) the sole power to direct the voting of 353,420 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above.

(ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 42,514 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above and (y) the sole power to direct the voting of 42,514 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above.

(iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 395,934 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above and (y) the sole power to direct the voting of 395,934 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above.

(iv) Institutional Partners II may be deemed to have (x) the sole power to direct the disposition of 3,340,378 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners II as described above and (y) the sole power to direct the voting of 3,340,378 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners II as described above.

(v) Institutional Partners IIA may be deemed to have (x) the sole power to direct the disposition of 8,415,428 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners IIA as described above and (y) the sole power to direct the voting of 8,415,428 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners IIA as described above.

(vi) Institutional Advisors II may be deemed to have (x) the sole power to direct the disposition of 11,755,806 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors II as described above and (y) the sole power to direct the voting of 11,755,806 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors II as described above.

Page 11 of 12 Pages

(vii) Institutional Partners III may be deemed to have (x) the sole power to direct the disposition of 11,382,129 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above and (y) the sole power to direct the voting of 11,382,129 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above.

(viii) Institutional Advisors III may be deemed to have (x) the sole power to direct the disposition of 11,382,129 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors III as described above and (y) the sole power to direct the voting of 11,382,129 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors III as described above.

(ix) Fund Management may be deemed to have (x) the sole power to direct the disposition of the 23,533,869 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above and (y) the sole power to direct the voting of 23,533,869 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above.

(x) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of the 23,597,762 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above and (y) the sole power to direct the voting of 23,597,762 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above.

(c) The following table describes transactions in the Common Stock that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to paragraph (a) of this Item 5:

Transaction Date	Persons Named in Item 5(a)	Shares Acquired	Price Per Share	Description & Transaction
August 17, 2011	Institutional Partners III	1,930,000	$9.742	Open Market Purchase

(d) (i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Master Account in accordance with their partnership interests in Master Account.

(ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).

(iii) The partners of Institutional Partners II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners II in accordance with their partnership interests in Institutional Partners II.

(iv) The partners of Institutional Partners IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners IIA in accordance with their partnership interests in Institutional Partners IIA.

(v) The partners of Institutional Partners III, including Institutional Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners III in accordance with their partnership interests in Institutional Partners III.

(e) Not applicable.

Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: August 17, 2011	MHR INSTITUTIONAL PARTNERS IIA LP

	By:	MHR Institutional Advisors II LLC, its General Partner

	By:	/s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL ADVISORS II LLC

	By:	/s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL PARTNERS III LP

	By:	MHR Institutional Advisors III LLC, its General Partner

	By:	/s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL ADVISORS III LLC

	By:	/s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR FUND MANAGEMENT LLC

	By:	/s/ Hal Goldstein
Name: Hal Goldstein
Title: Managing Principal

MARK H. RACHESKY, M.D.

	By:	/s/ Hal Goldstein, Attorney in Fact